December 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Ajay Koduri, Senior Counsel
Kathleen Krebs, Special Counsel

Re:	Roomlinx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed August 14, 2014
File No. 000-26213

Ladies and Gentlemen:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 3, 2014 relating to the Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 (the “Form 10-Q”) filed with the Commission on August 14, 2014 by Roomlinx, Inc. (the “Company”). An amendment on Form 10-Q/A (the “Amended Form 10-Q”), which reflects the Staff’s comment, was filed with the Commission on November 20, 2014. The Staff’s comment to the Form 10-Q is presented in bold italics below.

Form 10-Q for the Quarter Ended June 30, 2014

Exhibits 31.1 and 31.2

1.	We note that both certifications filed with this Form 10-Q pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were signed and certified by Karen Poppe, your Interim Chief Financial Officer and principal financial officer. Please amend this filing to include the required Section 302 certification of Michael S. Wasik, your Chief Executive Officer and principal executive officer.

In response to the Staff’s comment, Exhibits 31.1 and 31.2 of the Amended Form 10-Q contain the certifications of the Company’s Chief Executive Officer and interim Chief Financial Officer, respectively, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Securities and Exchange Commission

December 3, 2014

Please be advised that the Company acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Form 10-Q;
•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Amended Form 10-Q; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding the Amended Form 10-Q or otherwise, please do not hesitate to contact me at (303) 544-1111.

Very truly yours,

/s/ Michael Wasik
Michael Wasik

Chief Executive Officer

Roomlinx, Inc.